Exhibit 6.2

                            DataMirror Corporation

                        Compensation Committee Charter


A. Mandate and Authority

This Charter governs the operations of the compensation committee. The purpose of the committee is to review and approve the compensation of directors and the CEO and advise the board and the Company on compensation and incentive policy. The committee shall report to the board on a regular basis and not less than once a year.


B. Organization

The committee shall be appointed by the board of directors and shall comprise at least three directors, all of whom are independent of management and the Company. Members of the committee shall be considered independent if they have no relationship that may interfere with the exercise of independence from management and the Company and if they meet all criteria required by applicable laws.


C. Responsibilities

The compensation committee is responsible for:

o recommending annual and long-term performance goals and objectives for the senior executive officers to the board for its approval
o setting guidelines for determining the short-term and long-term compensation of senior executive officers based on the Company's performance and relative shareholder return, the compensation of senior executive officers at comparable companies, compensation in previous years, the experience and skills of the officer and any other factor the committee determines to be relevant. The compensation committee may rely upon relevant information provided by management and external compensation consultants in making their determination
o evaluating the performance of the CEO in light of the approved performance goals and objectives and determining his compensation
o assisting the CEO as necessary in determining the compensation of the other senior executive officers
o making recommendations to the board with respect to incentive based compensation plans and equity based plans including the Company's Stock Option Plans and Share Purchase Plan
o reviewing and recommending the compensation for independent directors and committee members for approval by the board
o reviewing and approving the Executive Compensation disclosure required by the TSX to be included in the Company's annual management information circular and any similar disclosure required under applicable law

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D. Meetings

The committee shall meet at least once each year and at such other times as it deems necessary to fulfill its responsibilities. Meetings of the committee may be called by any member of the committee or by the board of directors. Notice of meetings may be given by any reasonable means including the scheduling of regular meetings at the preceding meeting of the committee or board of directors. Quorum for a meeting of the committee shall be a majority of the members. Meetings shall be chaired by the Chairman of the committee who shall be appointed by the board of directors. If the Chairman cannot attend a meeting, the members present shall elect a Chairman for the meeting. The Chairman shall also act as Secretary to the meeting. Minutes of meetings shall be recorded and maintained in accordance with applicable law.